May 24, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TPG Pace Tech Opportunities Corp.

Registration Statement on Form S-4

Filed March 19, 2021

File No. 333-254485

Ladies and Gentlemen:

Set forth below are the responses of TPG Pace Tech Opportunities Corp. (the “Company”, “Nerdy Inc.,” “TPG Pace”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2021, with respect to Registration Statement on Form S-4, File No. 333-254485, filed with the Commission on March 19, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 1.

Form S-4 Filed on March 19, 2021

Cover Page

1.

Please substantially revise and shorten the nine-page combined prospectus cover page and letter to shareholders to present the information in plain English. Revise the cover page so that the focus is less on the mechanics and legal description of the transaction and more on highlighting that you have entered into a business combination transaction with Live Learning Technologies LLC, (“Nerdy”). For example:

•

Disclose that, in connection with the transaction, you will become a Delaware corporation and will change your name to Nerdy, Inc. As a result, current shareholders of the company will receive shares in the Delaware corporation with materially different governing documents.

•

Disclose that, due to structuring the combined company after the business combination as an umbrella partnership corporation, the existing shareholders of Nerdy will retain their ownership in Nerdy but have the right to receive shares in the company under certain circumstances. Briefly explain the circumstances.

Securities and Exchange Commission

May 24, 2021

•

Disclose the aggregate amount and type of consideration to be paid to the shareholders of Nerdy, including the total number of Nerdy, Inc. Class A common shares, Class B common shares and warrants they could receive. To provide context, explain the purpose and effect of structuring the transaction and consideration in this manner.

•

Disclose your voting and economic ownership interests in Nerdy after the business combination. Disclose who will have effective management and control over the affairs and decision-making of Nerdy after the business combination.

•	Disclose the purpose of the Class B common stock and its economic and voting rights.

•	Explain the purpose of the separate mergers with the Blocker entities.

•	Lastly, disclose the amount of investments you will receive from the PIPE transaction and forward purchase contracts, the price per share paid and the number of Class A shares to be issued.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on the prospectus cover page and letter to shareholders of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers for Shareholders of TPG Pace

What equity stake will current TPG Pace shareholders and current equityholders of Nerdy Inc. hold...?, page xix

2.

Please also provide information about the equity stakes held by TPG Pace shareholders and current equityholders of Nerdy in the combined company after the business combination assuming maximum redemptions.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xix-xx of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

May 24, 2021

What vote is required to approve each proposal at the extraordinary general meeting?, page xxxi

3.

In light of the vote requirement for approval of the proposals, please revise here or elsewhere to discuss how the voting requirement and the voting and support agreements make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting and support agreements that would be required to approve the business combination proposal if only a quorum of TPG Pace shareholders are present.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page xxxi of Amendment No. 1 in response to the Staff’s comment with respect to the holders of Founder Shares. The Company respectfully advises the Staff that the Transaction Support Agreements were entered into by the Existing Nerdy Holders and the Company, and pursuant to the Transaction Support Agreements the Existing Nerdy Holders have agreed to, among other things, vote in favor of the Business Combination Agreement. However, the Existing Nerdy Holders will not be entitled to vote at the Company’s extraordinary general meeting. Therefore, the Transaction Support Agreements will not make it more likely that the Business Combination Proposal will be approved at the extraordinary general meeting.

Summary of the Proxy Statement/Prospectus, page 1

4.	Please include disclosure about the sources and uses of funds for the business combination assuming minimum and maximum redemptions.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 12-13 of Amendment No. 1 in response to the Staff’s comment.

Business Overview, page 1

5.

You disclose that you delivered over 4.7 million hours of live learning in 2020. Please revise to clarify whether this includes both paid and free instruction and if so, separately quantify the amount of free live learning hours. In this regard, you disclose that in 2020 you provided over 3 million hours of free live online instruction. In addition, disclose the comparative measures for 2019 and 2018. Similar revisions should be made throughout the filing where you discuss this measure.

RESPONSE:    In response to the Staff’s comment, the Company respectfully advises the staff that it has revised the disclosure on pages 1 and 270 to clarify that the 4.7 million hours of live learning in 2020 included both paid and free instruction and to quantify the amount of free live learning hours.

However, the Company respectfully advises the Staff that all of the free hours were consumed by Learners utilizing the Company’s free online large format group class solution which launched in March 2020. As a result, the Company had no material large format group classes or related free live learning hours in 2019 or 2018.

Securities and Exchange Commission

May 24, 2021

6.

Please explain further your reference to a run rate of approximately $132 million annualized revenue in the fourth quarter of 2020 and revise your disclosures to clarify how this measure is calculated. Also, considering the substantial majority of your revenue is generated from a population with inherently high turnover, please explain how you determined that revenue in any particular quarter can be reasonably annualized.

RESPONSE:    The Company respectfully advises the staff that it has revised the disclosure on pages 3 and 272 of Amendment No. 1 in response to the Staff’s comment to remove any references to the run rate.

7.

You provide financial and operating data for the fourth quarter of 2020 compared to the fourth quarter of 2019. Please explain why you have chosen to present information for these periods throughout the prospectus. Provide the same information for fiscal years 2020 and 2019, for which you have provided financial statements. In addition, when disclosing revenues and revenue growth rates please balance such discussion with disclosure of the corresponding net loss information.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determined that the fourth quarter of 2020 information was useful to investors as it represented the most recent financial information available at the time of the initial filing. The Company has revised the disclosure throughout the prospectus in response to the Staff’s comment and to present information for the years ended December 31, 2020 and 2019, and now available information for the first quarter of 2021 compared to the first quarter of 2020, as well as to include corresponding net loss information for such periods.

Our Competitive Strengths, page 4

8.

You disclose that in 2020 you generated approximately $1,100 per Active Learner and that customers are profitable on their first package purchase. Please clarify how you calculate revenue per Active Learner and provide such measure for each period presented. Also, describe and quantify the costs you consider in determining that customers are profitable. In addition, quantify the costs of providing free instructional hours and classes, if material.

RESPONSE:    The Company respectfully advises the Staff that revenue per Active Learner is calculated as online revenue divided by the number of Active Learners in a given year or period. As disclosed in the Registration Statement, the number of Active Learners is defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period (excluding the Company’s legacy businesses, Veritas Prep and First Tutors (collectively, the “Legacy Businesses”) and VT+).

The Company respectfully advises the Staff that it has previously disclosed that, in 2020, it had approximately 87 thousand Active Learners and online revenue of approximately $97.4 million and that it has added disclosure on pages 45 and 293 of Amendment No. 1 to disclose the revenue per Active Learner in the years ended December 31, 2020, 2019 and 2018, and the three months ended March 31, 2021 and 2020, as a key operating metric.

Securities and Exchange Commission

May 24, 2021

The Company determines profitability by deducting the cost of revenue, sales expenses and marketing expenses from revenue. Cost of revenue includes the cost of Experts performing instruction, amortization of capitalized technology costs, and other costs required to deliver instruction to Learners. Sales expenses consist of salaries and benefits for employees engaged in our consultative sales process. Marketing expenses include costs related to media costs, including television, radio, podcasts, paid social, paid search and other paid channels, costs associated with the delivery of our large format group classes, including celebrity-led StarCourse costs, and expenditures across new marketing channels to drive brand awareness and reach. During the year ended December 31, 2020, the Company incurred $2.1 million of instruction costs to provide free classes to Learners through the Company’s free large group class offering, which launched in March 2020.

Organizational Structure, page 6

9.

Please provide a diagram depicting the pre-combination organizational structure of both TPG Pace and Nerdy. Revise your post-combination organizational structure diagram to present the economic and voting interest percentages for each group of equity interest holders assuming both no redemptions and maximum redemptions possible for the merger to proceed based on agreed upon terms.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 7-12 of Amendment No. 1 in response to the Staff’s comment.

10.	Please discuss who will have effective management and control over OpCo after the business combination.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 8-10 of Amendment No. 1 in response to the Staff’s comment.

Transaction Support Agreements, page 18

11.

You indicate that, pursuant to the Transaction Support Agreements, Nerdy will obtain written consents from the requisite amount of existing Nerdy holders needed to approve the business combination and related transactions. Tell us who will provide the written consents, their relationship to Nerdy and the voting power represented by their interests in Nerdy. Also tell us the number and nature of Nerdy holders who will be not providing written consents.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Transaction Support Agreements were entered into only by executive officers, directors, affiliates, founder, and holders of 5% or more of Nerdy voting securities, consistent with Securities Act Sections Compliance and Disclosure Interpretations 239.13 (“C&DI 239.13”), and that, consistent with C&DI 239.13, Nerdy will be soliciting consents from any holders of voting equity of Nerdy who have not signed a transaction support agreement and who would be ineligible to purchase in a private offering.

Securities and Exchange Commission

May 24, 2021

Pursuant to C&DI 239.13, an acquiring company may seek a commitment from principal security holders of a target company to vote in favor of a business combination transaction, and the Staff has not objected to the registration of offers and sales of the acquiring company’s securities where:

•	the agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

•	the persons signing the agreements collectively own less than 100% of the voting equity of the target; and

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI 239.13 further states that the Staff has objected to the registration on Form S-4 of the offer and sale of securities if, prior to such registration, the persons who entered into such agreement also deliver written consents approving the business combination transaction.

The only parties that executed a transaction support agreement in connection with the transaction are (i) investment funds that, together with their respective affiliates, own more than 5% of Nerdy’s voting securities on a fully diluted basis, and (ii) Mr. Cohn, its Founder, Chairman, and Chief Executive Officer. Such parties to the support agreement collectively own approximately 99.7% of the voting equity of Nerdy.

In addition, consents are being solicited from all Nerdy members who have not signed a transaction support agreement, many of whom are current or former employees and executives of Nerdy who collectively own approximately 0.3% of the voting equity of Nerdy. Finally, the parties that executed a transaction support agreement will only deliver consents approving the transaction following the effectiveness of the Registration Statement once they receive the definitive consent solicitation statement/prospectus that forms a part of such effective Registration Statement.

Securities and Exchange Commission

May 24, 2021

Risk Factors

Risks Related to Our Business Model, Operations and Growth Strategy

We contract with some individuals and entities classified as independent contractors, not employees..., page 46

12.

To provide further context to the significance of this risk, please quantify the number of individuals and entities that you contracted with as independent contractors as of December 31, 2020. Clarify whether all of the Experts that provide instructional services on your platform are considered independent contractors or are employees/contractors of an entity that is an independent contractor. Also, tell us your consideration to include a discussion of California Assembly Bill 5 here. At a minimum, please provide a cross-reference to the Legal Proceedings disclosure regarding pending independent contractor classification matters on page 256.

RESPONSE:    The Company respectfully advises the Staff that as of December 31, 2020, it had independent contractor agreements with approximately 20 thousand Experts (of which approximately 15 thousand were Active Experts in 2020). The Company defines an Active Expert as having instructed one or more sessions in a given period (excluding the Legacy Businesses and VT+). The Company also respectfully advises the Staff that instructional services on its platform are delivered exclusively through independent contractors.

To provide further context to the risk factor on pages 54-55 of Amendment No. 1, the Company has added disclosure on the number of independent contractor agreements and number of Active Experts on the platform as of and for the year ended December 31, 2020.

The Company has also revised the above referenced risk factor to add the discussion of California Assembly Bill 5 in the Legal Proceedings section as well as disclosure to clarify that all instructional services are delivered through independent contractors.

We did not design or maintain an effective control environment that meets our accounting and reporting requirements, page 49

13.

We note that the identified material weaknesses in Nerdy’s control environment resulted in adjustments to the December 31, 2020, 2019 and 2018 annual financial statements. Please tell us when the errors in the financial statements were identified and describe the nature and significance of the adjustments. Disclose the timing of remediation activities and clarify what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur.

RESPONSE:    The Company respectfully acknowledges the Staff’s comments and advises the Staff that the errors were identified in connection with the preparation and audits of the Company’s consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018.

Securities and Exchange Commission

May 24, 2021

The material weaknesses which related to the control environment and risk assessment resulted in adjustments as follows:

•

A decrease to accounts receivable and a corresponding decrease to deferred revenue of $1,895 thousand and $1,761 thousand as of December 31, 2019 and 2018, respectively, related to an overstatement of receivables related to installment sales;

•

A decrease to revenue and corresponding increase to deferred revenue of $1,626 thousand and $345 thousand for the years ended December 31, 2020 and 2019, respectively; and an increase to deferred revenue and corresponding increase to accumulated deficit of $1,940 thousand impacting the cumulative impact of ASC 606 adoption as of January 1, 2019, related to the correction of estimates for unredeemed hours from contracts with Learners; and

•

A decrease to stock-based compensation expense and a corresponding decrease to accumulated deficit of $1,951 thousand to appropriately adjust the 2018 statement of operations for an out of period calculation error that resulted in the understatement of stock-based compensation expense. This was related to cost of services provided in the periods 2014 to 2017 recorded in the year ended December 31, 2018 related to the Company’s Profits Interest Units awards

As of March 31, 2021, the Company has implemented measures designed to improve its internal control over financial reporting to remediate the material weaknesses, including designing and implementing control activities such as implementing additional security policies and processes, hiring and training additional personnel, including a Corporate Controller in January 2021, strengthening supervisory reviews and further enhancing the Company’s internal processes and control documentation.

In addition, the Company also plans to implement additional measures designed to improve its control environment including hiring additional accounting, internal audit and external financial reporting personnel. The Company plans to devote substantial efforts in performing a comprehensive risk assessment process to identify, design, implement and re-evaluate the control activities related to the material weakness in the Company’s internal control over financial reporting. Additionally, the Company plans to engage a third-party accounting firm to assist in designing and implementing internal controls related to financial reporting. This includes formalizing accounting and IT policies and procedures, implementing controls over the preparation and review of account reconciliations and journal entries, segregation of duties, role and review responsibilities, IT general controls including controls over change management, review of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing.

The Company is working to remediate the material weaknesses as efficiently and effectively as possible but expects that full remediation could potentially go beyond December 31, 2021. While the Company has incurred immaterial costs as of March 31, 2021 to implement measures to remediate the material weaknesses, we cannot provide an estimate of the remaining costs expected to be incurred in connection with implementing this remediation plan. These remediation measures will be time consuming, incur significant costs, and place significant demands on the Company’s financial and operational resources. The Company has added disclosure to the risk factor on pages 57-58 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

May 24, 2021

Risks Related to the Business Combination and TPG Pace

Charles Cohn, Nerdy Inc.’s Founder, Chairman & Chief Executive Officer, will beneficially own a significant portion of Nerdy Inc..., page 74

14.

You disclose that Mr. Cohn will beneficially own approximately 28% of Nerdy Inc. outstanding common stock assuming the maximum number of shares of TPG Pace Class A common stock are redeemed in connection with the business combination. Please clarify whether you are referring to the pro forma Illustrative redemption scenario or the actual maximum number of shares that could be redeemed. To the extent it is the former, please revise to also disclose his percentage ownership if the maximum shares are redeemed.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 82 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to the Consummation of the Domestication

Nerdy Inc.’s Proposed Certificate of Incorporation will designate a state or federal court..., page 91

15.

Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Also provide this disclosure under the risk factor about the exclusive forum provision in the warrant agreement on page 82.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 100 and under the risk factor about the exclusive forum provision in the warrant agreement on page 91 of Amendment No. 1 in response to the Staff’s comment.

In addition, in response to the Staff’s verbal inquiry regarding the presence of the forum selection provision in both our charter and bylaws, we have removed the forum selection language from the charter, leaving it only in the bylaws. See revised Certificate of Incorporation of Nerdy Inc. filed as exhibit 3.2 of Amendment No. 1.

Certain Financial Projections Provided to the TPG Pace Board, page 141

16.

You indicate that Nerdy provided TPG Pace with internally prepared projections, and Nerdy and TPG Pace prepared projections for the fiscal years 2021 through 2023. You disclose a summary of the key elements of the projections internally prepared by Nerdy and provided to TPG Pace, which you indicate reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Tell us whether any other information was provided to TPG Pace to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based. In addition, disclose the projections prepared by Nerdy and TPG Pace and the material estimates and hypothetical assumptions upon which they are based.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 151-152 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

May 24, 2021

Unaudited Pro Forma Condensed Combined Information

Basis of Presentation, page 197

17.

Please tell us the maximum amount of shares that could be redeemed while continuing to satisfy the conditions for consummating the business combination transaction. Also, if the Transaction is structured in such a manner that significantly different results may occur, revise to include pro forma information reflecting a range of possible results that reflect such scenarios. In this regard, you state that if more than 50% of the TPG Pace public shares are redeemed, the accounting for the Transaction may change. You also refer to the possibility of not being able to meet the Minimum Available Cash Conditions of the merger. Refer to Item 11-02(a)(10) of Regulation S-X.

RESPONSE:    The Company respectfully advises the Staff that the business combination transaction would still be consummated if all 45,000,000 of the Class A shares of TPG Pace, which are currently outstanding were redeemed by current shareholders.

The Company respectfully notes that it has disclosed on the cover page of the prospectus, two conditions that must be satisfied in order for the Business Combination to be consummated:

•

The Business Combination Agreement provides that Nerdy’s obligation to consummate the Business combination is conditioned on the amount in the Trust Account (net of the amount of any TPG Pace public shareholder redemptions) plus the net proceeds from the PIPE Financing and the forward purchase agreements equaling or exceeding $250,000,000 as of the closing of the business combination. The PIPE Financing and forward purchase agreements provide for net proceeds of $150,000,000 each for an aggregate total of $300,000,000 of net proceeds. As both the PIPE Financing and forward purchase agreement financing has been secured (regardless of the level of redemptions), no net proceeds from the TPG Pace Trust Account are required in order to consummate the transaction.

•

TPG Pace’s amended and restated memorandum and articles of association require as a condition to close the business combination, that TPG Pace’s net tangible assets be greater than $5,000,000. In order to meet this requirement, a minimum of $5,000,000 of TPG Pace equity must be within equity in order for the business combination to be consummated.

In each of the No Redemption, Illustrative Redemption and Maximum Redemption Scenarios, the Transaction will still be consummated as the net proceeds from the PIPE Financing and the forward purchase agreements are sufficient to meet the above two conditions.

In the 100% “Maximum Redemption” Scenario. Nerdy Inc. would not consolidate Nerdy LLC, as the Board of Managers which controls Nerdy LLC, would be controlled by Nerdy LLC unit holders (per the terms of the Limited Liability Company Agreement). However, in this scenario, Nerdy Inc. would have the ability to exercise significant influence over Nerdy LLC due to its ownership of Nerdy LLC units and its seat on the Board of Managers.

Securities and Exchange Commission

May 24, 2021

As such, in this scenario, Nerdy Inc. would account for its ownership interest in Nerdy LLC as an equity method investment. The pro forma unaudited condensed consolidated financial statements for the year ended December 31, 2020 have been revised to incorporate a “Maximum Redemption” scenario on page 221. Further, the Company’s pro forma unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021 and for the year ended December 31, 2020 included within the Company’s amended prospectus also include the “Maximum Redemption” scenario on page 218.

Note 3. Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 205

18.

In Note (R) you disclose $19,962 thousand compensation expense related to vested Nerdy Unit Appreciation Rights (“UARs”) upon the completion of the Transaction. Please explain why you do not use the $38,482 thousand expense related to both vested and unvested awards disclosed in Note (S) for the pro forma balance sheet adjustment.

RESPONSE:    The Company respectfully advises the Staff that the adjustment on the pro forma balance sheet differs from the adjustment on the pro forma income statement because the GAAP accounting for a Type III modification coupled with the fact that the modification is required to be assumed to occur at different dates for the balance sheet and the income statement.

The Company respectfully advises the Staff that the unit appreciation rights (“UARs”) vest over four or five years following the vesting commencement date. Additionally, vested UARs are not exercisable prior to an initial public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale by the Company of its equity securities (“IPO”) or a sale of the Company event and thus this feature was deemed to be a performance condition (as there is no other way for UAR holders to extract value from UARs unless one of those conditions was achieved).

The Company determined that no compensation expense should be recognized in the historical financial statements as those conditions were not probable of being achieved for any periods presented. Additionally, the Company concluded that under the UAR Plans terms and conditions, the Business Combination transaction with TPG Pace does not meet the definition of an IPO or a sale event. Accordingly, under the terms of the original awards, the performance condition would not have been achieved upon the completion of the Business Combination.

In connection with the Business Combination, UARs will be converted into stock appreciation rights (“SARs”); and will be modified such that (1) the SARs will no longer be subject to the IPO or sale event performance conditions described above, and (2) the SARs will vest and become exercisable upon completion of the requisite employee service period.

In accordance with ASC 718, the Company expects to account for the UAR to SAR conversion and the associated modification of the SAR awards as a Type III modification (improbable-to-probable) in accordance with ASC 718-20-55-115 as the original vesting

Securities and Exchange Commission

May 24, 2021

conditions (IPO or sale event) were not expected to be achieved at the Business Combination date; however, the modified SAR awards only contain a service condition that is considered probable of being achieved at the Business Combination date (and in many cases has already been achieved).

Under a Type III modification model, the modified awards fair value at the modification date is recognized prospectively (for unvested awards). The Company has determined the modification date to be the date of the closing of the Business Combination with the modified awards fair value expense recognized from the modification date to the service completion date.

The assumed different modification dates in the unaudited pro forma condensed consolidated Balance Sheet (as of March 31, 2021) and the unaudited pro forma condensed consolidated Statement of Operations (as of January 1, 2020) yield a different adjustment because of the prospective treatment of compensation expenses associated with Type III modified awards as described below. For pro forma purposes, the estimated fair value of the modified awards is the same for the assumed different dates of modification.

In the unaudited pro forma Statement of Operations, the Company is required to give the GAAP accounting effect to the Business Combination and related transactions (including the modification accounting of the UARs to SARs) as if they had occurred as of January 1, 2020. Thus, the adjustment is equal to the sum of compensation expense that would be recorded on January 1, 2020 for vested awards (those that have already met the service condition as of January 1, 2020) plus the recognition of compensation expense for service rendered from January 1, 2020 through December 31, 2020 and March 31, 2021 (for awards unvested at January 1, 2020).

In the unaudited pro forma Balance Sheet, the Company is required to give the GAAP accounting effect to the Business Combination and related transactions (including the modification accounting of the UARs to SARs) as if they had occurred on March 31, 2021. Thus, the adjustment is only equal to the amount of compensation expense that would be recorded on March 31, 2021 for vested awards (those that have already met the service condition as of March 31, 2021). The adjustment does not include any amounts related to unvested awards as of March 31, 2021, since compensation expense related to unvested awards measured at the Type III modification date is required to be recognized prospectively from March 31, 2021 (the modification date) to the service completion dates.

The Company has modified tickmark (R) and tickmark (S) on page 227 in the pro forma unaudited condensed consolidated financial statements to clarify the facts and circumstances related to the adjustments.

Securities and Exchange Commission

May 24, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nerdy

COVID-19 Pandemic, page 263

19.

Please describe the uncertainty that a portion of the customers that purchased online sessions during the COVID-19 pandemic may subsequently reduce or discontinue their use of the company’s services after the impact of the pandemic has tapered as disclosed on page 46. Discuss the progress of your transition to online services in the quarter ended December 31, 2019. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on pages 45, 291, 293 and 296 to provide estimates of the number of offline Learners that converted to online Learners during the year ended December 31, 2020. The Company has also added an estimate of online revenue from these converted offline Learners and the percentage of those online revenues as compared to total online revenue in 2020 on pages 291 and 296.

The Company respectfully advises the Staff that it does not believe there will be a material impact after the pandemic has tapered. The Company has seen increases in the adoption of its online learning solutions each year since it initially launched its online platform in 2014. The Company believes that the transition to online services is a long-term trend that has only been accelerated during the COVID-19 pandemic.

Online revenue was $17.6 million, representing 70% of the Company’s total revenues, in the quarter ended December 31, 2019; during which time the Company continued to progress its multi-format learning strategy in an effort to increase Learner adoption of the Company’s online solutions. Online revenues were $64.4 million, representing 71% of the Company’s total revenues, in the year ended December 31, 2019. The Company completed its long-term transition to delivering 100% online instruction in April 2020, and online revenues were $97.4 million, representing 94% of the Company’s total revenues, in the year ended December 31, 2020.

The Company received a majority of its revenue from online revenue before the COVID-19 pandemic. In the past year, COVID-19 only accelerated the long-term trend of offline to online learning, as more and more consumers realized the accessibility and superiority of the online learning experience as compared to traditional in-person alternatives. In the first half of 2020, the COVID-19 pandemic and the resulting closure of schools and testing centers created short-term challenges for the Company’s business. Many schools went to optional grading, and standardized and professional exams were suspended, which reduced demand for supplemental learning. The Company completed its long-term transition to delivering live instruction 100% online in April 2020, a goal that the Company had been working toward since first launching its online platform in 2014. The Company invested in its product capabilities to innovate its way through the short-term challenges, including bringing together what had been multiple disparate learning formats that Company was building into a single cohesive destination that allowed it to extend and strengthen the extent to which it can help Learners beyond what was capable solely in a one-on-one environment.

Securities and Exchange Commission

May 24, 2021

Further to the point, an April 2021 survey of 1,000 parents of K-12 students conducted by Halsted Strategy Group indicated that those consumers are 73% more likely to use online learning than they were a year ago, and 92% of those consumers report that they plan to continue using online learning going forward.

The Company believes these long-term trends will continue as the COVID-19 impact diminishes. While the Company closed its in-person solution in 2020, the momentum in its one-on-one online business combined with the successful release of several new learning formats and investments in brand awareness have delivered strong and durable growth. Online revenues increased $17.2 million to $34.6 million in the three months ended March 31, 2021, an increase of 100% year-over-year.

Key Operating and Financial Metric, page 265

20.

Please clarify how you determine the number of “Active Learners” and specifically address whether this metric represents the cumulative amount of unique Learners throughout the fiscal year. If this is a cumulative measure, describe fluctuations in the metric throughout the period to add context to this disclosure. In this regard, we note your presentation of quarterly Active Learners in Exhibit 99.2 to the Form 8-K filed on January 29, 2021. In addition, quantify the extent to which the increase in Active Learners in 2020 is attributable to existing customers that migrated from offline to online services and quantify the number of unique paid offline Learners in 2019 to facilitate comparability of your overall paid customer base. Refer to Item 303(a)(3) of Regulation S-K and Section I of SEC Release No. 33-10751.

RESPONSE:    The Company respectfully acknowledges the Staff´s comment and advises the Staff that the Company defines Active Learners as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period (excluding amounts from Legacy Businesses and VT+). Active Learners is therefore not a cumulative metric, as it represents the number of unique Active Learners within the defined period. Fluctuations in the number of Active Learners are due to increases or decreases in demand for our solutions, seasonality, testing schedules, and the launch of new products and new learning formats.

In referring to the requirements from Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835, the Company has revised the disclosure on pages 45, 291, 293 and 297 of Amendment No. 1 to quantify the extent to which the increase in Active Learners in 2020 is attributable to existing customers that migrated from offline to online services and quantify the number of unique paid offline Learners in 2019 to facilitate comparability.

Securities and Exchange Commission

May 24, 2021

21.

Similarly, we note that you present quarterly paid online sessions for 2019 and 2020 in the January 29, 2021 Form 8-K. As your revenues are generated by purchases of instructional time, please tell us how you use this information in managing your business and provide quantification of such metric for the periods presented, as necessary. Also, when discussing paid online sessions, clarify what a one-on-one tutoring session represents and the average length and size of a session. In this regard, we note that Learners purchase instructional hours and may use purchased time in increments of as little as 15 minutes.

RESPONSE:    The Company respectfully advises the Staff that a one-on-one session represents a session (e.g., an instructional meeting) between a single Learner and a single Expert in an online, one-on-one setting. Management believes the number of online sessions, which are defined as the number of online one-on-one sessions and the number of paid online group classes attendees in a given period, is indicative of demand for our solutions by Learners. Our average session length for the Company’s one-on-one solution was between one and two hours in each of the years ended December 31, 2020, 2019 and 2018.

22.

Please describe and provide any related metrics used for monitoring your ability to retain existing Learners. In this regard, we note the importance of attracting new and retaining existing Learners to your business and the qualitative disclosures regarding improved customer retention. In addition, provide any related metrics used for monitoring your ability to monetize existing Learners, such as average revenue per Active Learner.

RESPONSE:    The Company respectfully advises the Staff that the key metrics it monitors related to attraction and retention of Learners are:

•

Active Learners which is defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period (amounts exclude Legacy Businesses and VT+). The number of Active Learners on the platform was approximately 87 thousand, 63 thousand, and 47 thousand for the years ended December, 31, 2020, 2019 and 2018, respectively.

•

Paid Sessions are defined as the total number of online one-on-one sessions and the number of paid online group classes attendees in a given period (amounts exclude Legacy Businesses and VT+). The number of Paid Sessions on the platform was 1.1 million, 549 thousand, and 381 thousand for the years ended December, 31, 2020, 2019 and 2018, respectively.

•

Revenue per Active Learner which is calculated as online revenue divided by the number of Active Learners in a given period. Revenue per Active Learner on the platform was $1,125, $1,021, and $888 for the years ended December, 31, 2020, 2019 and 2018, respectively.

The Company has added disclosure on pages 45 and 293 of Amendment No. 1 to include the above items as key metrics.

Securities and Exchange Commission

May 24, 2021

23.

Considering the importance of Experts to your business model, please describe how you monitor your ability to attract new and retain existing Experts and provide quantification of any metrics used for each period presented.

RESPONSE:    The Company respectfully advises the Staff that the key metric it monitors related to its ability to attract and retain Experts is “Sessions Taught per Active Expert” which is defined as the number of one-on-one sessions and the number of paid online group classes per Active Expert in a given period where an Active Expert is defined as any Expert having instructed one or more sessions in a given period (excluding Legacy Businesses and VT+).

The number of Sessions Taught per Active Expert on the platform was 67, 54, and 45 for the years ended December, 31, 2020, 2019 and 2018, respectively. The Company has revised pages 45 and 293 of Amendment No. 1 to disclose this key metric.

Results of Operations

Revenues, page 265

24.	Please separately quantify the increase in online revenues that is attributable to existing customers migrating from off-line services during the year ended December 31, 2020.

Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835. Sales and Marketing, page 267

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it estimates the total to be approximately $8.8 million for the period March 1, 2020 through December 31, 2020. In referring to the requirements from Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835, the Company has revised the disclosure on pages 45, 291, 293 and 296.

25.

You disclose that you reinvested sales cost savings in 2020 into launching new marketing vehicles, including free large group classes and television advertising. Please separately quantify the increase in marketing expense attributable to offering free classes and the increase attributable to advertising in the year ended December 31, 2020.

RESPONSE:    In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 297-298 include the quantification and increase of marketing expenses generally and marketing expenses attributable to offering free classes and television advertising. The Company respectfully notes that there were no comparable expenses in the prior year so the quantification and the increase are the same.

Securities and Exchange Commission

May 24, 2021

Liquidity and Capital Resources, page 268

26.	Please disclose the material terms of Nerdy’s Loan and Security Agreement and promissory note and file the agreements as exhibits.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has filed the promissory note as Exhibit 10.17 to Amendment No. 1. The Company has also added disclosure on page 299 of Amendment No. 1 to disclose additional terms of the Loan and Security Agreement (“LSA”) and promissory note as well as to note that the Company will pay off the LSA in full in connection with the consummation of the Business Combination.

The Company respectfully advises the Staff that because the LSA will be paid off in full in connection with the consummation of the Business Combination, and the Company will have no obligations under the LSA that extend beyond the consummation of the Business Combination, the LSA will no longer be a material agreement or obligation of the Company. As a result, the Company respectfully advises the Staff that it does not intend to file the LSA as an Exhibit to the S-4 Registration Statement.

Contractual Obligations and Other Commitments, page 269

27.

Please include a discussion regarding the significance of the expected future payments you would be required to make under the Tax Receivable Agreement that are not reflected in the table. Refer to Item 303(a)(5) of Regulation S-K.

RESPONSE:    The Company respectfully advises the Staff that the Company’s summary of contractual obligations and other commitments is as of December 31, 2020. As the Company’s Tax Receivable Agreement was not finalized as of December 31, 2020, the Company has no contractual obligation under the Tax Receivable Agreement as of that date.

The Company respectfully notes that information regarding potential liabilities under the Tax Receivable Arrangement are presented in the Company’s Risk Factors, and as part of the Company’s footnotes to the unaudited pro forma condensed consolidated financial statements under the No redemption scenario in tickmark (K), the Illustrative redemption scenario in tickmark (L), and the Maximum redemption scenario in tickmark (SS).

Securities and Exchange Commission

May 24, 2021

Live Learning Technologies LLC d/b/a Nerdy Consolidated Financial Statements

Note 6. Revenues, page F-34

28.

You state that you provide a significant service of integrating instruction services through your platform, using the curation and matching technologies and features in order to deliver a combined output to meet the performance obligation to Learners. Please describe the performance obligation that you provide to Learners when a Learner completes an online tutoring session with an Expert. Describe the promises within this single output service based on the contract and describe the significant service of integrating the promises you perform to deliver the contracted service. Refer to of ASC 606-10-25-19 through 25-21.

RESPONSE:    The Company respectfully advises the Staff that the Company has determined its performance obligation provided to Learners is to provide instruction services to Learners (who are its customers) through the Company’s proprietary “Live Learning Platform”, which is used to deliver instructional hours purchased by Customers and includes the Company’s proprietary content, learning tools, diagnostic tests, applications, website, mobile application, and technology (as documented in the Terms of Customer Account Use (“TOCAU”) agreement, which is included as an exhibit to this letter, between the Company and Learners). Instruction services received by Learners are fulfilled by independently contracted Experts, who are under contract with the Company, and perform instruction services for the Learner at the Company’s direction and on behalf of the Company.

Instruction services are delivered on the Live Learning Platform which is designed and maintained by the Company. Within the Live Learning Platform, instruction services are combined with the Company’s proprietary content, learning tools, diagnostic tests, applications, website, mobile application and technology to enhance the experience of the Learner. As an example, the Live Learning Platform contains example test questions and learning features that Experts and Learners have at their disposal to improve the effectiveness of the learning experience. The integration of instruction services through the Live Learning Platform creates the combined output which is delivered to the Learner in satisfaction of the Company’s performance obligation.

29.

You state that you are primarily responsible for the services provided and setting prices, and these factors reflect that the company is the principal in transactions with Learners. Please explain further how you determined that the Learner is the customer in your arrangements. Also, tell us how you considered the guidance in ASC 606-10-55-36 through 55-40 in determining that you are the principal in these arrangements and at a minimum address the following:

•	Clarify if all of the Experts that provide one-on-one tutoring are considered independent contractors and why;

•	Tell us whether you control if the Expert accepts or declines a tutor request via the your platform;

Securities and Exchange Commission

May 24, 2021

•	Explain how you control the provision of instructional services provided by Experts;

•	Provide us with an example of the agreements you enter into with Experts for providing services on behalf of the company;

•	Provide us with an example of the contracts with Learners when they purchase instructional time; and

•	Tell us the typical amount/percentage of the purchased instructional time that is paid to the Experts providing the instructional services.

RESPONSE:    The Company respectfully advises the Staff that the Company notes the following in its determination that it is the principal in transactions with Learners:

ASC 606-10-20 defines a customer as “A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Per the TOCAU, which is included as an exhibit to this letter, Learners purchase instruction services (denominated in hours) from the Company via delivery through the Company’s Live Learning Platform. As Learners are the contracting party to the transaction with the Company, and are the sole source of consideration provided to the Company in exchange for instruction services, they are determined to be the Company’s customers.

All Experts provide instruction to Learners under the terms of the Independent Contractor Agreement (“ICA”) which is included as an exhibit to this letter. All Experts that provide one-on-one instruction are independent contractors under the terms of the ICA. See Sections 6, 10, 11, 12, 14, and 15. Experts also provide Form W-9s to the Company (including the certification made therein under penalties of perjury) consistent with their independent contractor status, and Company remits Form 1099s to Experts and federal/state agencies regarding payments made to Experts consistent with federal and/or state tax obligations. In contrast with Learners, Experts do not provide any consideration to the Company.

In considering if the Company was the principal or agent in its contracts with Learners, the Company referenced ASC 606-10-55-37A(c) which notes that an entity that is a principal obtains control of a service from another party that it then combines with other goods or services in providing the specified service to the customer. It further states: “For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.”

The Company has concluded that it provides a significant service of integrating instruction provided by independent contractor Experts, through its Live Learning Platform in order to deliver a combined output to meet its single performance obligation to Learners. See the Company’s

Securities and Exchange Commission

May 24, 2021

response to question 28, above, for further information regarding the performance obligation provided to Learners. As such, the Company concludes that it controls the instruction based on the guidance in ASC 606-10-55-37A(c) and BC30 of ASU 2016-08.

The Company acknowledges that the instruction services are a significant input to the combined output, and that the conclusion of whether the individual promises are distinct in the context of the contract or not requires judgment. Additionally, the Company considered whether it directs the independent contractors to provide instruction services to Learners on the Company’s behalf, consistent with BC34(c) to ASU 2016-08. In making this determination, the Company noted the following:

•

The Company contracts directly with the independent contractors to provide instruction services on the Company’s behalf as indicated by the Company’s TOCAU. Both the Learner and the Experts are expressly prohibited from contracting directly with each other. Experts and Learners separately and expressly acknowledge that they are entering into a contract with the Company and are prohibited (via non-solicitation clauses) from entering into a direct contract with each other for purposes of instruction (and thus Learners do not have the ability to control an Expert).

•

The Company strives to contract with highly qualified Experts prior to offering instruction in a specific topic/area. Therefore, its general business practice is to engage with the Expert prior to entering into a contract with a Learner. Although the Company chooses to utilize independent contractors to deliver the instruction services, the Company could utilize employees in the same or similar manner if it chose to do so.

•	The Company defines the services to be performed by the Experts and has the right to direct the Experts within the constraints of the ICA. The Company has the right to direct Experts, as follows:

•

The Company determines which Expert to direct to provide instruction to each Learner based on its assignment technology, which utilizes input from both the Expert (e.g., subject knowledge, schedule capacity) and Learner (e.g., learning needs, fit with Expert). Experts then provide instruction on the Company’s behalf at the Company’s direction through the Live Learning Platform.

•

The Company retains the right to utilize the services from the Expert as the Company sees fit. The Company can utilize its right to instructional services provided by Experts to fulfill a specific Learner contract (or any other Learner contract), or to provide instruction to its own employees, or to provide free instruction to the general public and for which there is no customer other than the Company itself (via free classes), and in fact does utilize these rights — thus demonstrating that the Company has these rights, and utilizes them, which explicitly demonstrates control.

Securities and Exchange Commission

May 24, 2021

•	The Company does not transfer its rights to Learners as indicated by the following:

•

Consistent with ASU 2016-08 BC28, the Company has the right to the Experts’ services, based upon the ICA, which rights are not transferred to the Learner. In addition, as previously noted, the Company has the ability to direct the Expert to provide instruction to Learners, to the Company’s own employees, or to the general public.

•

The Learner does not obtain control of the entity’s right to direct the Expert and therefore does not have the right to direct the Expert to provide services that the Company has not directed the Expert to provide.

•

Consistent with ASU 2016-08 BC35, the Company controls the right to the instruction services by entering into contracts with Experts and defining the services to be performed by the Experts on the Company’s behalf. In doing so, the Company obtains the right to the services of the Expert and then directs the Expert to provide the services to the Learner on the Company’s behalf. This scenario is equivalent to the Company fulfilling the contract using its own resources rather than engaging another party to do so. The Company remains responsible for the satisfactory provision of services in accordance with the TOCAU.

•	The Company is responsible for the acceptability of the instruction. This is evidenced by the Company’s contractual terms with the Learner including:

•

If the Company fails to fulfill its performance obligation (the provision of instruction to its Learners through its proprietary Live Learning Platform, by Experts, who perform learning services at the Company’s direction (and on the Company’s behalf)), it is responsible for the remediation of the service failure.

•

The Company is responsible for managing and resolving Learner claims/complaints. If there is an issue with the instruction provided, the Learner deals directly with the Company, not the Expert, and the Company determines the appropriate course of action (e.g., assigns a new Expert, issues a refund, or provides replacement hours into the customer account).

•

Learners are provided an Expert selected by the Company based on their learning needs (subject, calendar availability, learning style, and any requested teacher characteristics (man/woman, etc.)). While the Learner has the right to choose and/or interact with a specific Expert based upon the same or similar criteria, less than 0.1% of Learners actually chose their specific Expert since 2018.

•

In the event that the Company has to refund hours to a Learner, the Company is still liable to pay the Expert for their hours incurred with the Learner through the refund date. The Company is responsible for paying Experts whether or not the Learner accepts the performance of the learning service. In the event that the Learner is not satisfied, any refund costs are borne solely by the Company, not the Expert.

Securities and Exchange Commission

May 24, 2021

•

The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the Learner pays for the specified good or service may indicate that the Company has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers. The Company’s discretion in establishing prices was determined to be indicative of a principal relationship based on the following:

•	The Company has sole discretion in establishing pricing for the purchase of instruction by Learners;

•	Expert costs are separately negotiated directly between the Company and Experts;

•

Learners and Experts do not directly negotiate or determine any pricing between themselves and are specifically prohibited from entering into a contract regarding an Expert providing learning services to a Learner on behalf of someone other than the Company; and

•	Experts are paid a fixed amount per hour for instructional services provided to Learners on behalf of the Company. The average Expert pay was $18.39 per hour for the year ended December 31, 2020.

•

Experts have the ability to decline a learning assignment from the Company per the ICA. However, the Company views an Expert’s ability to decline an instruction assignment as non-substantive to the determination of control or the satisfaction of its performance obligation to the Learner as the Company is required to find a suitable replacement Expert should an Expert decline a specific assignment or should the Learner request a different Expert if the manner, means, and method of delivery of the instruction service is deemed insufficient by the Learner. This interpretation is consistent with ASC 606-10-55-324E.

The entity is primarily responsible for fulfilling the promise to provide office maintenance services in this case instruction. Although the entity has hired a service provider in this case an Expert to perform the services promised to the customer, it is the entity itself that is responsible for ensuring that the services are performed and are acceptable to the customer (that is, the entity is responsible for fulfilment of the promise in the contract, regardless of whether the entity performs the services itself or engages a third-party service provider to perform the services).

The ICA notes that it is the Expert’s responsibility regarding “the preparation of and the manner, means, and method of delivery of the tutoring based on Expert’s best judgment of the tutoring support required to achieve the goal of the Customer throughout the course of Expert’s interactions with the Customer.” The fact that the Expert has discretion in determining the manner, means, and method of delivery might indicate that the Company does not actually direct the Expert. However, the Company notes that the nature of the services being provided, (i.e., personalized instruction), means that it cannot reasonably determine in advance the exact nature of the instructional services to be provided. That fact is not dependent upon the fact that the Company

Securities and Exchange Commission

May 24, 2021

utilizes third parties to provide the instruction, but would also be the case if the Company used internal employees to provide the instruction, as those employees would need latitude to use judgment in determining the best manner, means, and method of delivering the instruction in order to best respond to the learning needs of the customer. In addition, the Company does direct the Expert as to the specific topics of learning to be provided. Although a certain level of judgment is required by the Expert, that level of judgment does not prevent the Company from exercising a greater level of control over the overall delivery of instruction services to Learners.

Because the Company provides a significant service of integrating the instructional services, which are provided by independent contractors and combined with the technology, tools, and features within the Live Learning platform in order to deliver a combined output to meet its single performance obligation to its customers (Learners), the Company controls the instructional services and thus should recognize revenue gross as a principal.

Additionally, based on the totality of the above facts and circumstances, the Company believes that the factors indicating that it is the principal in the arrangement with its customers (Learners) outweigh the factors that might indicate that it serves as an agent solely to connect Learners with Experts. Specifically, the Company believes that it controls the specified service (instruction) before that service is transferred to the customer (per 606-10-25-25 and ASC 606-10-55-37A); controls the right to the instructional services by entering into a contract with Experts (per ASU 2016-08 BC35); has the ability to direct Experts to complete instruction services to its Customers (on its behalf) consistent with ASC 606-10-55-324A through 324G, and does not transfer that right to its Customer (consistent with ASU 2016-08 BC28 ) and is therefore the principal.

30.	Please disclose any obligations to provide refunds for unredeemed payments for services and any service guarantees that the company provides. Refer to ASC 606-10-50-12.

RESPONSE:    The Company respectfully advises the Staff that the Company has no obligation beyond the contractual terms with Learners to refund unredeemed payments for services.

Additionally, the Company respectfully advises the Staff that it provides guarantees for certain Learners including guarantees for the achievement of certain scores via the “Better Score Guarantee”, for successfully passing certain exams via the “Pass Guarantee”, and to ensure Learners are satisfied with the Expert matched to them by the Company via the “Personal Satisfaction Guarantee” and “Professional Satisfaction Guarantee”. The Company bears full financial responsibility for all guarantees and records the related accruals within Other current liabilities. Accruals for guarantees were $0.3 million, $0.1 million, and $0.0 million as of December 31, 2020, 2019, and 2018, respectively. As such, the Company concluded that the disclosure of these guarantee obligations was immaterial for all periods presented.

Securities and Exchange Commission

May 24, 2021

Note 15. Legal Proceedings, page F-55

31.

You state the company has “received inquiries” from certain statutory authorities regarding the designation of Experts as independent contractors. Please revise to clearly state that you are subject to various legal and regulatory proceedings challenging the classification of Experts as independent contractors and claims indicating that by the alleged misclassification you have violated various labor and other laws that would apply to employees. Tell us how you evaluated the contingent loss recognition and disclosure requirements related to the matters disclosed in your Legal Proceedings discussion on page 256, including any estimates of reasonably possible losses in excess of amounts accrued. Refer to ASC 450-20-50.

RESPONSE:    In response to the Staff’s comment, the Company respectfully advises that Staff that it has enhanced the disclosure to provide additional clarity on pages F-81-F-82. The Company also added disclosure to Note 14 to its quarterly financial statements on page F-56.

In addition, the Company respectfully advises the Staff that it has performed an analysis under the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 450-20, Loss Contingencies (“ASC 450-20”) and believes that it has complied with the disclosure requirements of ASC 450-20. This analysis is summarized below.

ASC 450-20 requires an estimated loss from a loss contingency to be accrued as a charge to income if both of the following conditions are met: (a) information as of the date of the financial statements indicates that it is probable (i.e., the future event is likely to occur) that one or more future events will occur confirming the fact that a liability had been incurred, and (b) the amount of the loss can be reasonably estimated. In such cases, the estimated loss is required to be accrued as a charge to income. If the reasonable estimate of the loss is a range, then condition (b) is still deemed to be met. If an amount within the range appears at the time to be a better estimate of the loss than any other amount within the range, such amount shall be accrued. However, if no amount within the range is a better estimate than any other amount, the lowest amount in the range shall be accrued. On the other hand, disclosure of the contingency, but no accrual, is required if there is at least a reasonable possibility that a loss or an additional loss will occur and either of the following conditions exist: (a) an accrual is not made for a loss contingency because the conditions described above are not met or (b) an exposure to the loss potentially exists in excess of the amount accrued. If disclosure is required, the disclosure must include the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

The Company has been subject to claims surrounding the appropriate classification of Experts in recent years and has a history of successfully defending such claims with multiple state agencies. In all final/unappealable cases to which the Company has been a party, the final determinations have held that the independent contractor designation is the appropriate designation for Experts due to the nature of their relationship with the Company.

The Company believes that it is only reasonably possible and not probable that the Company will need to pay penalties under various legal and regulatory proceedings challenging the classification of Experts as independent contractors because of the Company’s significant experience with such claims. Additionally, the amount of loss cannot be reasonably estimated

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May 24, 2021

because the amount of loss contingency is based on certain variable inputs (e.g., Platform usage by the Expert, number of plaintiffs/claimants, jurisdiction, etc.) which make the determination of a range of loss not possible. The Company has not previously been required to make any payments for resolved matters under legal and regulatory proceedings of this type because the classification of Experts as independent contractors has been determined to be appropriate due to the nature of their relationship with the Company.

32.	Please explain to us whether you are intending to register the Class B common stock that will be issued to the equityholders of Nerdy in connection with the business combination.

RESPONSE:    In response to the Staff’s comment, the Company respectfully advises the Staff that it does intend to register the Class B common stock to be issued to the equityholders of Nerdy in connection with the business combination and has updated the registration and fee table accordingly.

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

TPG Pace Tech Opportunities Corp.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Non-Executive Chairman and Director

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins LLP